Exhibit 11

 Code of Ethics for Principal Executive Officer and Senior Financial Officers

The principal executive officer and senior financial officers and others responsible for the preparation, evaluation and dissemination of financial information hold an important and elevated role in corporate governance. Therefore, INFICON expects that such personnel foster a culture of transparency, integrity and honesty, and to ensure that everyone in the organization also fully complies with this Code.

To the best of their knowledge and ability, such personnel shall:

      1. Act with honesty and integrity, ethically handling actual and apparent conflicts of interest in personal and professional relationships.

      2. Provide full, fair, accurate, timely and understandable disclosure in reports and documents that INFICON files with, or submits to, the SWX Swiss Exchange, the United States Securities and Exchange Commission and in public communications made by INFICON.

      3. Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

      4. Promptly report any evidence of a violation of these principles to the Audit Committee of INFICON's Board of Directors to (address
            TBD). Calls, detailed notes and/or emails will be dealt with confidentially.

Any violation of this Code will be subject to appropriate discipline, up to and including dismissal from the Company and prosecution under the law. The Board of Directors shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethics. Any change in or waiver of this Code of Ethics shall be promptly disclosed through a filing with the United States Securities and Exchange Commission.